FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS ANNOUNCES $25 MILLION EQUITY INVESTMENT FROM PFIZER INC.

  Pfizer invests $25 million in Trillium common shares at $10.88 per share
  Jeff Settleman, PhD, Pfizer's Chief Scientific Officer for Oncology Research & Development, to join Trillium Scientific Advisory Board, currently being formed

CAMBRIDGE, MA, September 8, 2020 - Trillium Therapeutics Inc. ("Trillium" or the "Company") (NASDAQ/TSX:TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today announced that it has agreed to sell 2,297,794 of its common shares at a price of $10.88 per share to Pfizer Inc. (NYSE: PFE), for gross proceeds of $25.0 million (the "Transaction").  The common shares were offered and sold to Pfizer Inc. in a registered direct offering conducted without an underwriter or placement agent. The offering is expected to close on or about September 10, 2020.

In addition, Dr. Jeff Settleman, Senior Vice President and Chief Scientific Officer, Oncology, Worldwide Research, Development & Medical, Pfizer, has agreed to join Trillium's Scientific Advisory Board (SAB), once formed. It is anticipated that the SAB will be announced later this year. The SAB will work closely with Trillium's senior management team to guide the Company's scientific and clinical strategic priorities.

Trillium intends to use the net proceeds of the offering to help fund its ongoing and planned clinical trials for its CD47 program, and for working capital and general corporate purposes.

The closing of the Transaction will be subject to customary closing conditions, including the listing of the common shares on the Toronto Stock Exchange ("TSX") and the Nasdaq Capital Market ("Nasdaq") and any required approvals of each exchange. For the purposes of the TSX approval, the Company intends to rely on the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the TSX will not apply its standards to certain transactions involving eligible interlisted issuers on a recognized exchange, such as the Nasdaq.

The common shares were offered by means of a prospectus supplement dated September 8, 2020 and accompanying prospectus dated May 4, 2020, forming a part of the Company's effective shelf registration statement (File No. 333-237810). The prospectus supplement and accompanying prospectus relating to this offering will be filed with the U.S. Securities and Exchange Commission (the "SEC") and will be available on the SEC's website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the common shares, nor shall there be any sale of the common shares in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Trillium Therapeutics

Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The company's two clinical programs, TTI-621 and TTI-622, target CD47, a "don't eat me" signal that cancer cells frequently use to evade the immune system.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include, without limitation, statements relating to Trillium's plans to consummate the Transaction and the intended use of proceeds therefrom, the planned reliance on the exemption set forth in Section 602.1 of the TSX Company Manual and the formation of the SAB and the members thereto. There can be no assurances that Trillium will be able to complete the Transaction on the anticipated terms, or at all. You should not place undue reliance on these forward-looking statements. Actual results may differ materially from those projected or implied in these forward-looking statements. Factors that may cause such a difference include, without limitation, risks and uncertainties related to the final terms of the Transaction, market and other conditions, the satisfaction of customary closing conditions related to the Transaction, the impact of general economic, industry or political conditions in the United States, Canada or elsewhere internationally, and the risks and uncertainties facing Trillium set forth in the prospectus supplement dated September 8, 2020 and Trillium's Annual Information Form for the year ended December 31, 2019 filed with Canadian securities authorities and on Form 40-F with the U.S. Securities Exchange Commission, each as updated by Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Company Contact:

James Parsons

Chief Financial Officer

Trillium Therapeutics Inc.

416-595-0627 x232

james@trilliumtherapeutics.com

www.trilliumtherapeutics.com

Media Contact:

Mike Beyer
Sam Brown Inc.

312-961-2502

mikebeyer@sambrown.com